Exhibit 4.10

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (the “Agreement”) is executed as of this 1 day of July, 2002 by and among WorldTravel Partners I, LLC, a Georgia limited liability company (“WorldTravel” or “Shareholder”), and TRX, Inc., a corporation formed under the laws of Georgia (the “Corporation”).

W I T N E S S E T H:

WHEREAS, the Shareholder owns securities of the Corporation (“Securities”); and

WHEREAS, the Shareholder and the Corporation believe it to be in the best interest of the Shareholder and of the Corporation to make provision for any future disposition of the Securities of the Corporation.

NOW, THEREFORE, in consideration of the promises and mutual obligations contained herein, the parties hereto agree as follows:

ARTICLE 1

RESTRICTIONS UPON THE TRANSFER OF THE STOCK

1.1 No Dispositions Generally. During the term of this Agreement, Shareholder shall not have the right to make any “Disposition” (as hereinafter defined), other than a “Permitted Disposition” (as hereinafter defined). The Corporation will not cause or permit the transfer of Securities on the transfer records of the Corporation for any Disposition, other than a Permitted Disposition. Any other attempted Disposition shall be void ab initio and shall have no effect whatsoever . “Disposition” means: any transfer, whether outright or as security, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any Securities.

1.2 Permitted Dispositions. Shareholder shall have the right to make a “Permitted Disposition” “Permitted Disposition” means:

(a) Any Disposition approved by BCD Technology, S.A. (“BCD”), Hogg Robinson Holdings B.V. and Sabre Investments, Inc. or their respective successors or permitted assigns;

(b) A Disposition made pursuant to Section 1.3; or

(c) A Disposition to an Affiliate (as defined below);

provided, however, that no Disposition shall be a Permitted Disposition unless the person or entity to whom such Securities are transferred (other than an existing shareholder of the Corporation) shall have agreed to be bound by and become a party to this Agreement, as it may be amended from time to time and kept on file with the Corporation. “Affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933.

1.3 First Offer by WorldTravel.

(a) In the event that WorldTravel desires to sell any or all of its Securities (the “Offered Securities”), unless a Disposition is permitted pursuant to Section 1.2, WorldTravel agrees to first give written notice to the Corporation (the “Offer Notice”) of its intent to sell the Offered Securities, and to negotiate with the Corporation in good faith the price and corresponding terms of the purchase by the Corporation of the Offered Securities. The Corporation shall provide WorldTravel with a proposal as to the final price and terms of such purchase (the “Corporation Proposal”) by the forty-fifth (45) day after the Offer Notice (the “Third Party Date”). In the event WorldTravel accepts the Corporation Proposal, the transfer of the Offered Securities to the Corporation hereunder shall be free and clear of any liens, claims and encumbrances (other than the terms of this Agreement) pursuant to such documentation as the Corporation shall reasonably require. In the event WorldTravel does not accept the Corporation Proposal, WorldTravel shall notify the Corporation in writing within fifteen (15) days that its final price and terms have been rejected.

(b) In the event WorldTravel rejects the Corporation Proposal, WorldTravel may sell the Offered Securities to a third party or parties (the “Third Party Sale”); provided, however, that any Third Party Sale must be evidenced by a letter of intent which must be signed within six (6) months of the Third Party Date and the contemplated transaction must be completed within one (1) year of the Third Party Date. The Third Party Sale shall be for a price not less than 95% of the Corporation Proposal. In addition, the transfer of the Offered Securities to the third party or parties may only be made as long as (i) the Disposition does not have an adverse regulatory or legal effect on the Corporation or any subsidiary or related entity, and (ii) each transferee agrees in writing to be bound by the terms of this Agreement, provided, however, such transferee will not have the rights granted to WorldTravel in Article 2, and Section 5.1.

(c) If the consideration offered by the third party or parties in the Third Party Sale involves property other than cash, for purposes of Section 1.3(c), such property shall be deemed to be cash in an amount equal to the equivalent value of the property (the “Equivalent Value”) WorldTravel and the Corporation shall initially negotiate with each other to agree upon the Equivalent Value within thirty (30) days of the date of the letter of intent for such Third Party Sale. In the event that WorldTravel and the Corporation cannot reach an agreement on the Equivalent Value within such 30 day period, the Equivalent Value will be determined by two appraisers, one chosen and paid for by WorldTravel and one chosen and paid for by the Corporation. If the two appraisal values (each one an “Appraisal”) differ by 10% or less (such percentage difference to be computed by subtracting the lesser of the Appraisals from the greater of the Appraisals and dividing that difference by the greater of the Appraisals), then the Equivalent Value of the property shall equal the average of the two Appraisals. In the event that the Appraisals vary by more than 10%, a third appraiser shall be chosen by the initial two appraisers to conduct an independent appraisal of the property, and on the basis of that independent appraisal, the third appraiser shall, in the exercise of its own professional judgment, determine which of the two Appraisals is the most commercially reasonable, and that Appraisal shall be the Equivalent Value. The costs of such third appraisal shall be borne by the Corporation.

ARTICLE 2

INITIAL PUBLIC OFFERING

2.1 Intent of Corporation. The Corporation desires to engage in an initial public offering whereby the common stock of the Corporation will be available for purchase by the public at a valuation of the Corporation at no less than $150,000,000 (the “IPO”) In the event that the Corporation does engage in an IPO, the IPO process will be conducted in accordance with this Article 2.

2.2 Piggy-Back Registration Rights. If the Corporation allows the inclusion of any common stock held by a shareholder in a public offering registered under the Securities Act of 1993, the Shareholder shall be entitled to include its shares of common stock, if any, in such offering on a pro rata basis, provided that the aggregate amount to be included shall be at the discretion of the Corporation and the managing underwriter. In order to participate in the offering, the Shareholder must provide such information and execute such agreements and other documents as may be required of selling shareholders in the offering by the Corporation and the managing underwriter

ARTICLE 3

INFORMATION

The Corporation shall deliver the following information and, provide the following rights to Hogg:

3.1 Audited Annual Financial Statements. As soon as practicable and, in any case, within ninety (90) days after the end of each fiscal year, audited financial statements of the Corporation, consisting of a consolidated balance sheet of the Corporation as of the end of such fiscal year and consolidated statements of operations, statements of Shareholders’ equity and statements of cash flows of the Corporation for such fiscal year, setting forth in each case, in comparative form, the figures for the preceding fiscal year, all in reasonable detail and fairly presented in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods reflected therein, and accompanied by an opinion thereon of independent certified public accountants.

3.2 First Quarter Financial Statements. Within forty-five (45) days after the end of the first calendar quarter, copies of the unaudited consolidated balance sheet of the Corporation as at the end of such calendar quarter and the related unaudited consolidated statements of operations and cash flows for such calendar quarter and the portion of the calendar year through such calendar quarter, setting forth in comparative form the figures for the corresponding periods of (a) the previous calendar year and (b) the budget for the current year, prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein.

3.3 Monthly Unaudited Financial Statements. As soon as available, but in any event within twenty (20) days after the end of each calendar month, copies of the unaudited consolidated balance sheet of the Corporation as at the end of such calendar month and the related unaudited consolidated statements of operations and cash flows for such calendar month and the portion of the calendar year through such calendar month, in each case setting forth in comparative form the figures for the corresponding periods of (a) the previous calendar year and (b) the budget for the current year, prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein.

3.4 Management’s Analysis. All the financial statements delivered pursuant to Sections 3.1, 3.2 and 3.3 shall be accompanied by an informal narrative description of material business and financial trends and developments and significant transactions that have occurred in the appropriate period or periods covered thereby which shall be consistent with past practices.

3.5 Inspection. The Corporation shall, and shall cause each subsidiary to, permit WorldTravel, by its representatives, agents, or attorneys (provided that such entity or person executes an appropriate confidentiality agreement):

(a) to examine all books of account, records, and other papers of the Corporation or such subsidiary reasonably requested by WorldTravel except for information which is confidential or proprietary;

(b) to make copies and take extracts from any thereof, except for information which is confidential or proprietary;

(c) to discuss the affairs, finances, and accounts of the Corporation or such subsidiary with the Corporation’s or such subsidiary’s officers and independent certified public accountants (and by this provision the Corporation hereby authorizes said accountants to discuss with any WorldTravel and its representatives, agents or attorneys the finances and accounts of the Corporation or such subsidiary); and

(d) to visit and inspect, at reasonable times and on reasonable notice during normal business hours, the properties of the Corporation and such subsidiary.

Notwithstanding any provision herein to the contrary, the provisions of this Section 3.5 are in addition to any rights of the WorldTravel under the Georgia Business Corporation Code and shall in no way limit such rights.

3.6 Other Information. The Corporation shall deliver the following to WorldTravel:

(a) Promptly after the submission thereof to the Corporation, copies of any detailed reports (including the auditors’ comment letter to management, if any such letter is prepared) submitted to the Corporation by its independent auditors in connection with each annual or interim audit of the accounts of the Corporation made by such accountants;

(b) With reasonable promptness, a notice of any default by the Corporation or a subsidiary under any material agreement to which it is a party;

(c) Promptly (but in any event within ten (10) days) after the filing of any document or material with the SEC, a copy of such document or materials; and

(d) Promptly upon request therefor, such other data, filings and information WorldTravel may from time to time reasonably request.

Notwithstanding anything in this Agreement to the contrary, the Corporation shall not be required to disclose to the Shareholder any Confidential Information or Trade Secrets of the Corporation’s or its subsidiaries’ clients.

3.7 Confidentiality. During the term of this Agreement and for a period of twenty four months thereafter, the Shareholder will, and will cause its Representatives to, maintain in confidence all Confidential Information received from the Corporation. The Shareholder shall be responsible for any breach of this Agreement by any of their respective Representatives. Notwithstanding the foregoing, the Shareholder agrees that it will not, at any time, use, reveal or divulge any Trade Secrets of the Corporation. In the event that the Shareholder is requested in any judicial or administrative proceeding to disclose any Confidential Information, the Shareholder will give the Corporation prompt written notice of such request so that the Corporation may seek an appropriate protective order. If, in the absence of a protective order (or other protective remedy), the Shareholder is compelled to disclose Confidential Information, the Shareholder may disclose such information without liability hereunder; provided, however, (i) that the Shareholder give the Corporation written notice of information to be disclosed as far in advance of its disclosure as is practicable and, upon request and at the expense of the Corporation, use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information, (ii) only that portion of the Confidential Information which is legally required to be disclosed will be disclosed; and (iii) the Shareholder may make such disclosure only if it has received the advice of counsel that, under the circumstances then existing, making such disclosure is necessary or advisable under applicable law. In the event of a conflict which arises under this Section 3.7 and any other agreements in existence between Shareholder and the Corporation with respect to confidentiality, the terms of such other agreement shall prevail.

ARTICLE 4

VOTING AGREEMENT

4.1 Voting of Shares. The Shareholders shall vote their shares of the Corporation and take such other actions as may be necessary to cause the Corporation to comply with all provisions of this Agreement.

ARTICLE 5

TAG-ALONG RIGHTS.

5.1 Tag-Along Rights. If BCD intends to sell all or part of its shares of common stock to any person or entity, BCD shall not sell all or part of its shares of common stock to any person or entity without first complying with the provisions of this Section. In the event a proposed transferee offers (the “BCD Offer”) to buy a number of shares from BCD (the “Total Purchase Shares”), BCD shall not transfer all or part of its shares of common stock unless the proposed transferee offers (the “Shareholder Offer”) to acquire from Shareholder, on the same terms and conditions as were offered to BCD, that number of shares of common stock determined by multiplying (A) the percentage of the total number of shares of common stock outstanding owned by Shareholder by (B) the Total Purchase Shares. In no event shall the total number of shares sold to the proposed transferee pursuant to the BCD Offer and Shareholder Offer exceed the Total Purchase Shares. In the event of any proposed sale, BCD shall give a written notice (“Transfer Notice”) to Shareholder. BCD shall attach to the Transfer Notice the offer of the proposed transferee to Shareholder to purchase shares of Shareholder in accordance with the terms of this Agreement. Shareholder shall have twenty (20) days after delivery of the Transfer Notice to accept the offer of the proposed transferee. If Shareholder accepts the offer of the proposed transferee, it shall give BCD and the proposed transferee written notice thereof within such twenty-day period, and the closing, if any, of the purchase of BCD’s shares and Shareholder’s shares shall be made contemporaneously by the proposed transferee.

5.2 Come-Along Rights. If BCD intends to sell all or part of its shares of common stock to any person or entity, BCD has the right to require Shareholder to transfer to the proposed transferee, on the same terms and conditions as were offered to BCD, that number of shares of common stock determined by multiplying (A) the percentage of the total number of shares of common stock outstanding owned by Shareholder by (B) the number of shares of common stock the proposed transferee has agreed to purchase from BCD In the event BCD desires to exercise its rights under this Section 6.2, BCD shall notify Shareholder of such intent in a written notice (“Come-Along Notice”). BCD shall attach to the Come-Along Notice the offer of the proposed transferee to Shareholder to purchase shares of Shareholder in accordance with the terms of this Agreement. Shareholder shall give BCD and the proposed transferee written notice of its acceptance of the offer of the proposed transferee within twenty (20) days after delivery of the Come-Along Notice The closing of the purchase of BCD’s shares and Shareholder’s shares shall be made contemporaneously by the proposed transferee.

ARTICLE 6

LEGEND ON STOCK

6.1 Form of Legend. All certificates representing Securities of the Corporation held by the Shareholders shall bear the following restrictive legend:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE HELD SUBJECT TO, AND TRANSFER OR PLEDGE OF SUCH SHARES IS RESTRICTED BY, THE TERMS OF A SHAREHOLDERS AGREEMENT BY AND BETWEEN WORLDTRAVEL PARTNERS I, LLC AND TRX, INC. DATED                     , 20    , A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE CORPORATION NO TRANSFER OR PLEDGE OF ANY SHARE REPRESENTED BY THIS CERTIFICATE SHALL BE VALID UNLESS MADE IN ACCORDANCE WITH THE TERMS OF THE AGREEMENT.

6.2 Additional Legend. The Secretary shall endorse each certificate with any additional legend (or legends) as he or she shall deem necessary, upon the opinion of counsel to the Corporation, to comply with any applicable laws and regulations. In the event that any additional legend (or legends) are required, the Shareholder shall surrender to the Corporation all of its certificates representing Securities. After such endorsement, each of the certificates so surrendered shall be returned to the Shareholder. Thereafter, all certificates representing Securities of the Corporation shall bear an identical endorsement. A copy of this Agreement shall be filed with the Secretary of the Corporation.

ARTICLE 7

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement shall terminate:

(a) If all outstanding shares of stock of the Corporation are owned by any one (1) Shareholder; or

(b) If the Corporation is adjudicated a bankrupt, the Corporation executes an assignment for benefit of creditors, a receiver is appointed for the Corporation, or the Corporation voluntarily or involuntarily dissolves;

(c) If the Shareholder and the Corporation agree to terminate this Agreement; or

(d) Upon the completion of the IPO.

Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall terminate twenty (20) years from the date hereof unless this Agreement is renewed within such twenty-year period. Amendments to this Agreement shall be deemed renewals of this Agreement unless the contrary is stated in the amendment.

7.2 Amendment. This Agreement may not be amended, waived or terminated orally, and no amendment, termination or attempted waiver shall be valid unless in writing and signed by the Shareholder and the Corporation. Additional parties may be added to this Agreement in accordance with the terms hereof by execution of a counterpart of this Agreement which shall be attached hereto and incorporated herein by this reference.

ARTICLE 8

REMEDIES

8.1 Remedies. During the term of this Agreement, the Securities shall not be readily marketable, and, for that reason and other reasons, the parties will be irreparably damaged if this Agreement is not specifically enforced. In this regard, the parties declare that it is impossible to measure in money the damages that will accrue to a person having rights under this Agreement by reason of a failure of another to perform any obligation under this Agreement. Therefore, this Agreement, including without limitation the provisions of Article 3, shall be enforceable by specific performance or other equitable remedy cumulative with and not exclusive of any other remedy. If any person shall institute any action or proceeding to enforce the provisions of this Agreement, any person subject to this Agreement against whom such action or proceeding is brought hereby waives the claim or defense that the person instituting the action or proceeding has an adequate remedy at law, and no person shall in any action or proceeding put forward the claims or defense that an adequate remedy at law exists. Should any dispute concerning the transfer of Securities arise under this Agreement, an injunction may be issued restraining the transfer of such Securities pending the determination of such dispute.

ARTICLE 9

MISCELLANEOUS

9.1 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia, without regard to laws regarding conflict of laws. In the event any legal proceeding is brought to enforce or interpret the provisions of this Agreement, the parties hereby agree to submit to the exclusive jurisdiction of the federal, district or state court located in Fulton County, Georgia, which shall be the venue for all such proceedings.

9.2 Entire Agreement. This Agreement contains the entire understanding among the parties and supersedes any prior understanding and agreements between them representing the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter hereof which are not fully expressed herein.

9.3 Headings. Section and other headings contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

9.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, and the signatures of any party or any counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart.

9.5 Further Acts. Each party agrees to perform any further acts and to execute and deliver any instruments or documents that may be necessary or reasonably deemed advisable to carry out the purposes of this Agreement.

9.6 Gender. Where the context so requires, the masculine gender shall be construed to include the female, a corporation, a trust, or other entity, and the singular shall be construed to include the plural and the plural the singular.

9.7 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in fall force and effect, and shall in no way be affected, impaired or invalidated.

9.8 Successors and Assigns. This Agreement shall be binding upon and shall insure to the benefit of the Stakeholders, their respective heirs, successors, successors-in-title, legal representatives and lawful assigns. No party shall have the right to assign this Agreement, or any interest under this Agreement, without the prior written consent of the other parties.

9.9 Notices. All notices or other communications hereunder shall be in writing and shall be effective (a) when personally delivered by courier (including overnight carriers) or otherwise to the party to be given such notice or other communication or (b) on the third business day following the date deposited in the United States mail if such notice or other communication is sent by certified or registered mail with return receipt requested and postage thereon fully prepaid. The addresses for such notices shall be as follows:

If to the Corporation:

TRX, Inc.

6 W. Druid Hills Drive

Atlanta, Georgia 30329

Attention: Chief Financial Officer

with a copy to:

Jeffrey K. Haidet, Esquire

McKenna Long & Aldridge LLP

303 Peachtree Street

Suite 5300

Atlanta, Georgia 30308

If to WorldTravel:

WorldTravel BTI

1055 Lenox Park Boulevard

4th Floor

Atlanta, Georgia 30319

Attention: Chief Executive Officer

Any party hereto by notice to the other parties hereunder, may change its address for receipt of notices hereunder.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

TRX, INC.

By:	/s/ Timothy J. Severt
Name:	Timothy J. Severt
Title:	EVP of Administration

WORLDTRAVEL PARTNERS I, LLC

By:	/s/ W. Thomas Barham
Name:	W. Thomas Barham
Title:	CFO